

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

William Fung
Chief Executive Officer
AMTD IDEA GROUP
23/F Nexxus Building
41 Connaught Road Central
Hong Kong

> **Re: AMTD IDEA GROUP**
> **Form 20-F for the fiscal year ended December 31, 2021**
> **Filed on April 18, 2022**
> **Form 20-F for the fiscal year ended December 31, 2020**
> **Filed on April 28, 2021**
> **File No. 001-39006**

Dear Mr. Fung:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Finance